UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Preliminary Trading Update
On March 26, 2026, Marex Group plc (the “Company”) issued a press release titled “Marex Group plc announces Q1 trading update and hosts Investor Day in New York”. A copy of the press release is furnished as Exhibit 99.1 herewith.

Proposed Redomiciliation to Bermuda
On March 26, 2026, the Company announced details of its proposal to change the legal domicile of its parent holding company to Bermuda from England and Wales (the “Proposed Redomiciliation”).

Principal Objective
The principal objective of the Proposed Redomiciliation is to facilitate shareholder value creation by: (i) simplifying the Group’s corporate structure and regulatory framework and delivering cost savings and efficiencies by reducing administrative burdens; and (ii) aligning the U.S. style corporate law of Bermuda with the Company’s listing on Nasdaq. The term “Group” refers to the Company, together with its consolidated subsidiaries as a consolidated entity.

Corporate Reorganization
In conjunction with the Proposed Redomiciliation, the Company intends to reorganize the Group to simplify its corporate structure and regulatory framework and reduce administrative burdens. The result will be four regional sub-groups (U.K., U.S., EMEA and Rest of World) under the new Bermuda parent company. Each regional sub-group will be regulated locally, including in the U.K. by the U.K. Financial Conduct Authority. The Company believes this revised corporate structure will better reflect the geographic spread of the Company’s clients and its position as a global financial services platform.

Proposed Redomiciliation Expected to Have Limited Impact on the day-to day operation of the Group’s business
The Proposed Redomiciliation would change the jurisdiction of incorporation and governing documents of the Group’s parent company. The Group will otherwise remain committed to running its business as it presently does and anticipates the impact of the Proposed Redomiciliation to be as follows:
•The Proposed Redomiciliation is not tax-driven. The Group operating companies’ jurisdictions of tax residence would not change as part of the transaction and the new Bermuda parent company will be a U.K. taxpayer.
•Marex Group will continue trading on Nasdaq (under the symbol “MRX”) and will continue to be governed by SEC rules and regulations.
•There will be no impact on the Group’s services, our day-to-day operations, credit ratings, financial statements or employee base.
•The Group will continue to have access to the same debt financing arrangements as it does today.
•There will not be any changes to the existing Board composition or its governance mandate. Similarly, there will be no changes to the senior management team.

•The Company’s overall approach will be to preserve shareholders’ rights and protections in the governing documents of the new Bermuda parent company.

Manner of Voting
The Proposed Redomiciliation is expected to be effected pursuant to a scheme of arrangement under English law (the “Scheme”) and will be subject to approval by the Company’s shareholders and the High Court of Justice of England and Wales (the “Court”). To obtain the shareholder approvals required to effect the Scheme, the Company expects to hold a special Court-ordered meeting of its ordinary shareholders, as well as a related general meeting of holders of the Company’s voting shares. The meetings are expected to be scheduled at the same time as the 2026 Annual General Meeting on May 21, 2026. If the Scheme is approved by the requisite vote of shareholders at these meetings, and meets all other applicable conditions, including approvals including of the Court and the Group’s global regulators, the Company currently expects to complete the Proposed Redomiciliation in the second half of 2026.
Detailed information on the business rationale for pursuing the transaction and the voting requirements necessary to effect the Proposed Redomiciliation will be made available on the Company’s website at www.marex.com. Information contained on, or that can be accessed through the Company’s website does not constitute a part of this Report on Form 6-K (the “Form 6-K”) and is not incorporated by reference herein.

Forward-Looking Statements
This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation our plans and objectives with respect to the Proposed Redomiciliation and related timing, and the anticipated benefits and impact of the Proposed Redomiciliation. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “would,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, our ability to obtain the approval of our shareholders for the Scheme and the resolutions proposed at related meetings of holdings of our ordinary shares, our ability to satisfy the other conditions to the Proposed Redomiciliation on the expected timeframe, or at all, our ability to realize the expected benefits from the Proposed Redomiciliation and the occurrence of unanticipated difficulties or costs in connection with the Proposed Redomiciliation, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year-ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC.
The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Additional Information and Where to Find It
This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities. This Form 6-K may be deemed to be solicitation material in respect of the Proposed Redomiciliation. In connection with the Proposed Redomiciliation, the Company intends to distribute to shareholders notices of court meeting and general meeting and scheme circular (the “Notice Documents”) and furnish the Notice Documents with the SEC on Form 6-K. SHAREHOLDERS ARE URGED TO READ THE NOTICE DOCUMENTS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISH WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REDOMICILIATION. Shareholders and investors may obtain free copies of the Notice Documents and other relevant materials (when they become available) and any other documents furnished or filed by the Company at the SEC’s website at www.sec.gov. Copies of the Notice Documents (and other relevant materials, when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting the Company’s Investor Relations team at investors@marex.com.

Participants in Solicitation
The Company and its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies in respect of the Proposed Redomiciliation. Information regarding the Company’s directors and executive officers is available in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. [Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Notice Documents.] These documents can be obtained free of charge from the sources indicated above.

INCORPORATION BY REFERENCE
The information in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Noo. 333-286884 and 333-289203) and Registration Statement on Form S-8 (Registration No. 333-278953) (including any prospectuses forming a part of such registration statements), hereby amending them, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated March 26, 2026 titled “Marex Group plc announces Q1 trading update and hosts Investor Day in New York”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: March 26, 2026	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer